Exhibit 99.2

ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2019

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of May 13, 2019. This MD&A is intended to help the reader understand, and should be read in conjunction with, the condensed consolidated interim financial statements of Almaden for the financial period ended March 31, 2019 and supporting notes. The financial statements have been prepared in accordance and compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Management is responsible for the preparation and integrity of the Company’s condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. The audit committee of the board of directors of the Company (the “Board”) meets with management regularly to review the Company’s condensed consolidated interim financial statements and MD&A, and to discuss other financial, operating and internal control matters.

All currency amounts used in this MD&A are expressed in Canadian dollars unless otherwise noted.

The Company’s common stock is quoted on the NYSE American stock exchange under the trading symbol “AAU” and on the Toronto Stock Exchange under the symbol “AMM”.

FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.

Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: the Company’s cash resources and their adequacy to meet the Company’s working capital and mineral exploration needs for at least the next year; the Company’s planned continuous development work on the Ixtaca project; the Company’s planned future mining operations at the Ixtaca project; the potential impact of ore sorting results on project economics and design; the potential for further discoveries within the Ixtaca project area; the possible effect of changes in interest rates and exchange rates on the Company’s future operations; the Company’s proposed future activities as set out in the section entitled “Outlook”; the estimation of mineral reserves and mineral resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

1

Such factors include, among others, risks related to: international operations; the actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; as well as those factors discussed below under the heading “Risks and Uncertainties” and in the section entitled “Risk Factors” in the Company’s annual information form and latest Form 20-F. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Almaden uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

ADDITIONAL INFORMATION

The Company’s financial statements, MD&A and additional information relevant to the Company, including the Company’s Form 20-F for the year ended December 31, 2018 which is filed as an Annual Information Form, can be found on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

QUARTERLY HIGHLIGHTS

During the quarter ended March 31, 2019, all of the Company’s efforts continued to be on its 100% owned Ixtaca gold/silver project. On January 24, 2019 the Company filed on SEDAR the independent Feasibility Study titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study” (the “Study”), which was prepared in accordance with National Instrument 43-101 (“NI 43-101”). The Study and resulting mine plan incorporate significant changes from an earlier Pre-Feasibility Study published by the Company (see Almaden news release of April 3rd, 2017) including filtered (dry stack) tailings, ore sorting, increased throughput and an improved mine schedule. Collectively the changes result in a reduced project footprint and improved economics.

The Study was led by a team of independent engineers including Moose Mountain Technical Services (“MMTS”) and SRK Consulting (U.S.), Inc. (“SRK”), with oversight by the Company.

During the quarter the Company also issued its 2019 Report on Corporate Social Responsibility (“CSR”) describing the community-related activities in which the Company has been engaged for eighteen years.

Since first arriving at Ixtaca in 2001, Almaden, through a Mexican subsidiary, has worked diligently and transparently to interact in a culturally and socially appropriate manner with all people in the local area, regardless of their gender, cultural heritage, beliefs, sexual orientation, or level of education. Outreach and communications have been open to all and conducted in a manner respectful of all people, and witnessed and confirmed by numerous legitimate external governmental and non-governmental organizations, entities, investors, and individuals during site visits.

Almaden has pursued the highest standards of social engagement in the area, conducting its work in adherence with international frameworks such as the Equator Principles, the Guiding Principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises, and the Performance Standards on Environmental and Social Sustainability, among others. Importantly, Almaden has also voluntarily pursued the high Mexican standard of social engagement, known as an “Evaluación de Impacto Social”, or “EVIS”, and as such is at the leading edge of social engagement in Mexico.

2

More information regarding Almaden’s community activities as well as the 2019 CSR Report are available on Almaden’s website.

OVERALL PERFORMANCE

Overview

Company Mission and Focus

The Company’s goal is to advance its wholly-owned Ixtaca gold-silver deposit to become a low-cost, modern mine which makes a positive social difference. The Company has made significant advances over the past year with the completion of the Study and the appointment of Auramet to assist with project financing.

Qualified Person

Morgan Poliquin, P.Eng., a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the President, Chief Executive Officer and a director of Almaden, has reviewed and approved the scientific and technical information in this MD&A. The scientific and technical contents in this MD&A are derived from the Study. The independent Qualified Persons responsible for preparing the Study are set out below under the heading, “Mineral Properties – Recent Updates Feasibility Study and Updated Resource Estimate – Qualified Persons”.

Use of the Terms “Mineral Resources” and “Mineral Reserves”

All capitalized terms used but not defined in this MD&A have the meanings given to them in NI 43-101 and the CIM definitions Standards on Mineral Resources and Reserves (the “CIM Standards”).

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves, and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility Studies or Pre-Feasibility Studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

3

Accordingly, information contained in this MD&A or incorporated by reference herein contains descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

Mineral Properties

The following is a brief description of the principal mineral property owned by the Company. Additional information can be obtained from Almaden’s website at www.almadenminerals.com and in the 2017 PFS, which is available under the Company’s SEDAR profile at www.sedar.com.

Ixtaca (Tuligtic) – Mexico

The following is a brief description of the principal mineral property owned by the Company. Additional information can be obtained from Almaden’s website at www.almadenminerals.com and in the Study, which is available under the Company’s SEDAR profile at www.sedar.com.

Location and Ownership

The Ixtaca project is 100% owned by the Company, subject to a 2% net smelter return (“NSR”) royalty held by Almadex Minerals Ltd. (“Almadex”). The Ixtaca project lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit, which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold. The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area. Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone. The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico.

Recent Updates

Feasibility Study and Updated Resource Estimate

On December 11, 2018, Almaden announced the results of an independent Feasibility Study titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study” (the “Study”), which was prepared in accordance with National Instrument 43-101 (“NI 43-101”). The Study was subsequently filed on SEDAR on January 24, 2019.

4

HIGHLIGHTS

(All values shown are in $US. Base case uses $1275/oz gold and $17/oz silver prices. Gold and silver equivalency calculations assume 75:1 ratio).

•	Average annual production of 108,500 ounces gold and 7.06 million ounces silver (203,000 gold equivalent ounces, or 15.2 million silver equivalent ounces) over first 6 years;

•	After-tax IRR of 42% and after-tax payback period of 1.9 years;

•	After-tax NPV of $310 million at a 5% discount rate;

•	Initial Capital of $174 million;

•	Conventional open pit mining with a Proven and Probable Mineral Reserve of 1.39 million ounces of gold and 85.2 million ounces of silver;

•	Pre-concentration uses ore sorting to produce a total of 48 million tonnes of mill feed averaging 0.77 g/t gold and 47.9 g/t silver (2.03 g/t gold equivalent over first 6 years, 1.41 g/t gold equivalent over life of mine);

•	Average LOM annual production of 90,800 ounces gold and 6.14 million ounces silver (173,000 gold equivalent ounces, or 12.9 million silver equivalent ounces);

•	Operating cost $716 per gold equivalent ounce, or $9.55 per silver equivalent ounce;

•	All-in Sustaining Costs (“AISC”), including operating costs, sustaining capital, expansion capital, private and public royalties, refining and transport of $850 per gold equivalent ounce, or $11.30 per silver equivalent ounce;

•	Elimination of tailings dam by using filtered tailings significantly reduces the project footprint and water usage.

Study Summary

Almaden engaged a team of consultants led by Moose Mountain Technical Services (“MMTS”) to undertake this Study. MMTS was responsible for mining, metallurgy, processing, infrastructure and the economic evaluation, APEX Geoscience Ltd. for exploration and drill data QA/QC, Giroux Consultants for the resources estimation, and SRK Consulting (U.S.), Inc. (“SRK”) for aspects related to geotechnical, tailings and water management.

Table 1 – Summary of the Economics of the Ixtaca Feasibility Study

	Amount
Pre-Tax NPV (5%)	$ 470 million
Pre-Tax IRR	57%
Pre-Tax Payback	1.6 Years
Post-Tax NPV (5%)	$310 million
Post-Tax IRR	42%
Post-Tax Payback	1.9 Years
Initial Capital	$ 174 million
Life of Mine	11 Years
Waste/ ROM ore ratio	4.5:1
	Years 1 - 6	Life of Mine (LOM)
Cash Operating Cost ($/AuEq oz.)	667	716
AISC ($/AuEq oz.)	810	850
Annual Gold production (000's oz.)	108	90
Annual Silver production (000's oz.)	7,071	6,160
Annual Gold equivalent production (000's oz.)	202	173
Average mill feed grade (g/t) Au	1.10	0.77
Average mill feed grade (g/t) Ag	69.3	47.9
Average mill feed grade (g/t) AuEq	2.03	1.41

Economics assume a Gold Price of $1275/Oz and Silver Price of $17/Oz and are estimated on a 100% equity basis.

5

Geology and Mineral Resource Estimate

The Ixtaca deposit is an epithermal gold-silver deposit, mostly occurring as anastomosing (branching and re-connecting) vein zones hosted by limestone and shale basement rocks with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. The wireframe models constructed to define the overall vein zones therefore contain interspersed irregular zones of barren limestone dilution. In this Study the limestone unit hosts 75% of the metal produced, the volcanic unit hosts 12% and the black shale unit hosts 13% on a gold-equivalent basis. The Mineral Resources for Ixtaca are presented in Table 2.

Table 2- Summary of Ixtaca Mineral Resources

MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	43,380,000	0.62	36.27	1.14	862	50,590	1,591
0.50	32,530,000	0.75	44.27	1.39	788	46,300	1,454
0.70	25,080,000	0.88	51.71	1.63	711	41,700	1,312
1.00	17,870,000	1.06	61.69	1.95	608	35,440	1,118
INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	80,760,000	0.44	22.67	0.77	1,145	58,870	1,994
0.50	48,220,000	0.59	30.13	1.02	913	46,710	1,586
0.70	29,980,000	0.74	37.79	1.29	715	36,430	1,240
1.00	16,730,000	0.96	47.94	1.65	516	25,790	888
INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	40,410,000	0.32	16.83	0.56	412	21,870	726
0.50	16,920,000	0.44	25.43	0.80	237	13,830	436
0.70	7,760,000	0.57	33.80	1.06	142	8,430	264
1.00	3,040,000	0.79	43.64	1.42	77	4,270	139

1.	Ixtaca Mineral Resources Estimate have an effective date of 8 July 2018. The Qualified person for the estimate is Gary Giroux, P.Eng.

2.	Base Case 0.3 g/t AuEq Cut-Off grade is highlighted. Also shown are the 0.5, 0.7 and 1.0 g/t AuEq cut-off results. AuEq calculation based average prices of $1250/oz gold and $18/oz silver. The Base Case cut-off grade includes consideration of the open pit mining method, 90% metallurgical recovery, mining costs of $1.82/t, average processing costs of $11.7, G&A costs of $1.81/t

3.	Mineral Resources are reported inclusive of those Mineral Resources that have been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

4.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal or other relevant issues. The Mineral Resources have been classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves in effect as of December 11, 2018.

5.	All figures were rounded to reflect the relative accuracy of the estimates and may result in summation differences.

6

Mine Plan

The Ixtaca gold-silver project is planned as a typical open pit mining operation using contractor mining. Initial production will ramp up to a mill feed rate of 7,650 tonnes per day followed by an expansion to 15,300 tonnes per day from Year 5 onwards.

An ore control system is planned to provide field control for the loading equipment to selectively mine ore grade material separately from the waste.

Mining operations will be based on 365 operating days per year with three 8 hour shifts per day.

Processing

The Study reflects the Rock Creek process plant which has been purchased by Almaden. Run of mine ore will be crushed in a three-stage crushing circuit to -9 mm.

The Study also incorporates ore sorting, test work for which has shown the ability to separate barren or low grade limestone host rock encountered within the vein swarm from vein and veined material (see Almaden news release of July 16th 2018). Product from the secondary crusher will be screened in to coarse (+20mm), mid-size (12 to 20 mm), and fine (-12mm) fractions. Coarse and mid-size ore will be sorted by an XRT ore sort machine to eject waste rock. Fine ore will bypass the ore sorting and is sent directly to the mill.

Ore sort waste from Limestone and Black Shale is below waste/ore cutoff grade and is placed in the waste rock dump. Ore sort ‘waste’ from the Volcanic unit is low grade ore and will be stockpiled for processing later in the mine life. Ore sorting pre-concentration increases the mill feed gold and silver grades by 32% and 31% respectively compared to run of mine (ROM) grades. Table 3 shows ROM grades with ore sort waste removed from the ROM, and the resulting mill feed.

7

Table 3 Ore Sort Mill Feed grade improvement

		ROM	Ore sort	Mill
		Ore	Waste	Feed
Limestone	million tonnes	51.5	18.8	32.7
	Au g/t	0.572	0.24	0.763
	Ag g/t	37.5	12.0	52.2
Black Shale	million tonnes	12.2	6.3	5.8
	Au g/t	0.517	0.25	0.806
	Ag g/t	44.4	20.0	70.8
Volcanic	million tonnes	9.4	-	9.4
	Au g/t	0.790	-	0.790
	Ag g/t	18.6	-	18.6
TOTAL	million tonnes	73.1	25.1	48.0
	Au g/t	0.591	0.24	0.773
	Ag g/t	36.3	14.0	47.9

Crushed ore is transported to the grinding circuit by an over land conveyor. Grinding to 75 microns is carried out with ball milling in a closed circuit with cyclones. Cyclone underflow is screened and the screen undersize is treated in semi-batch centrifugal gravity separators to produce a gravity concentrate.

The gravity concentrate will be treated in an intensive leach unit with gold and silver recovered from electrowinning cells.

The cyclone overflow will be treated in a flotation unit to produce a flotation concentrate. After regrinding the flotation concentrate leaching will be carried out in 2 stages. CIL leaching for 24 hours will complete gold extraction, followed by agitated tank leaching to complete silver leaching. A carbon desorption process will recover gold and silver from the CIL loaded carbon, and a Merrill Crowe process will recover gold and silver from pregnant solution from the agitated leach circuit.

Cyanide destruction on leach residue is carried out using the SO2/Air process. Final tailings are thickened and filtered then dry stacked and co-disposed with mine waste rock.

Average process recoveries from mill feed to final product over the life of mine are summarized in Table 4 for each ore type.

Table 4 Average Life of Mine Process Recoveries from Mill Feed

	Gold	Silver
Limestone	88.5%	86.8%
Volcanic	64.4%	76.3%
Black Shale	54.5%	84.7%

Water and Waste Management

One of Almaden’s top priorities at Ixtaca is water quality and a mine plan that provides a permanent and consistent long-term supply of water for residents. The plan outlined in the Study has evolved through the open dialogue between the Company and residents over the past number of years and as part of the Social Investment Plan consultation (see section below on “Community”).

8

Rainfall in the Ixtaca vicinity falls primarily during a relatively short rainy season. With no local water storage facilities, the flash flows of water are currently lost to the communities. Under the Study, rainwater will be captured during the rainy season in the water storage reservoir and slowly released during the dry season, for use by both the mining operation and local residents.

Extensive geochemical studies have evaluated the potential for acid rock drainage and metal leaching from the waste rock and tailings using globally accepted standardised methods of laboratory testing and in compliance with Mexican regulations. Most of the waste rock at Ixtaca is limestone, and the studies of both waste rock and tailings have consistently shown that there is more than enough neutralising potential present in the waste rock to neutralise any acid generated. Testing to date also indicates low potential for metal leaching. These results along with the excellent access to potential markets in the growing industrial state of Puebla, indicate the potential for rock waste and tailings from the Ixtaca deposit to be secondary resources such as aggregate and cement feedstock. These opportunities will be fully examined in 2019 as part of the Company’s commitment to best sustainable practices.

In consideration of these findings and the hydrologic conditions at Ixtaca, Almaden and its consultants reviewed Best Available Technology and Best Applicable Practice in the design and planning of tailings management at Ixtaca, which resulted in selecting a dry-stack tailings facility which would include co-disposal of waste with filtered tailings, use much less water than traditional slurry facilities, reduce the mine footprint, allow for better dust control, and enable earlier rehabilitation of the tailings and waste disposal areas.

Mineral Reserve Estimate

Mineral Reserves in Table 5, have been developed by MMTS with an effective date of November 30, 2018, and are classified using the 2014 CIM Definition Standards. The Mineral Reserves are based on an engineered open pit mine plan.

Table 5 – Mineral Reserves

	Tonnes	Diluted Average Grades		Contained Metal
	(millions)	Au (g/t)	Ag (g/t)	Au - '000 ozs	Ag - '000 ozs
Proven	31.6	0.70	43.5	714	44,273
Probable	41.4	0.51	30.7	673	40,887
TOTAL	73.1	0.59	36.3	1,387	85,159

•	Mineral Reserves have an effective date of November 30, 2018. The qualified person responsible for the Mineral Reserves is Jesse Aarsen, P.Eng of Moose Mountain Technical Services.

•	The cut-off grade used for ore/waste determination is NSR>=$14/t

•	All Mineral Reserves in this table are Proven and Probable Mineral Reserves. The Mineral Reserves are not in addition to the Mineral Resources but are a subset thereof. All Mineral Reserves stated above account for mining loss and dilution.

•	Associated metallurgical recoveries (gold and silver, respectively) have been estimated as 90% and 90% for limestone, 50% and 90% for volcanic, 50% and 90% for black shale.

•	Reserves are based on a US$1,300/oz gold price, US$17/oz silver price and an exchange rate of US$1.00:MXP20.00.

•	Reserves are converted from resources through the process of pit optimization, pit design, production schedule and supported by a positive cash flow model.

•	Rounding as required by reporting guidelines may result in summation differences.

9

Legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Reserves are provided in this MD&A under the heading “Forward-Looking Statements”.

Capital and Operating Costs

Initial capital cost for the Ixtaca gold-silver project is $174 million and sustaining capital (including expansion capital) is $111 million over the LOM. The estimated expansion capital of $64.5 million will be funded from cashflow in Year 4 for the throughput ramp-up in Year 5. Estimated LOM operating costs are $26.8 per tonne mill feed. The following tables summarize the cost components:

Table 6 – Initial Capital Costs ($ millions)

Mining	22.2
Process	80.2
Onsite Infrastructure	24.3
Offsite Infrastructure	7.5
Indirects, EPCM, Contingency and Owner’s Costs	39.9
Total	174.2

Table 7 – Expansion Capital Costs ($ millions)

Mining	$1.2
Process	$56.9
Infrastructure	$1.5
Indirects, EPCM, Contingency and Owner’s Costs	$5.0
Total	$64.5

Table 8 – LOM Average Operating Costs ($)

Mining costs	$/tonne milled	$15.2
Processing	$/tonne milled	$10.5
G&A	$/tonne milled	$1.1
Total	$/tonne milled	$26.8

Economic Results and Sensitivities

A summary of financial outcomes comparing base case metal prices to alternative metal price conditions are presented below. The Study base case prices are derived from current common peer usage, while the alternate cases consider the project’s economic outcomes at varying prices witnessed at some point over the three years prior to this study.

10

Table 9 - Summary of Ixtaca Economic Sensitivity to Precious Metal Prices (Base Case is Bold)

Gold Price ($/oz)	1125	1200	1275	1350	1425
Silver Price ($/oz)	14	15.5	17	18.5	20

Pre-Tax NPV 5% ($million)	229	349	470	591	712
Pre-Tax IRR (%)	35%	46%	57%	67%	77%
Pre-Tax Payback (years)	2.0	1.8	1.6	1.4	1.3

After-Tax NPV 5% ($million)	151	233	310	388	466
After-Tax IRR (%)	25%	34%	42%	49%	57%
After-Tax Payback (years)	2.6	2.1	1.9	1.7	1.5

Community Consultations

Almaden has a long history of engagement with communities in the region around the Ixtaca project. Amongst many other initiatives, the Company has trained and employed drillers and driller helpers from the local area, held nine large-scale community meetings totalling over 4,100 people, taken 480 local adults on tours of operating mines in Mexico, and held monthly technical meetings on a diverse range of aspects relating to the mining industry and the Ixtaca project. On December 9, 2018, Almaden hosted the most recent large-scale community meeting which was attended by over 800 people, including representatives of the new Federal Government in Mexico.

In 2017, Almaden engaged a third-party consultant to lead a community consultation and impact assessment at the Ixtaca project. In Mexico, only the energy industry requires completion of such an assessment (known in Mexico as a Trámite Evaluación de Impacto Social, or “EVIS”) as part of the permitting process. The purpose of these studies is to identify the people in the area of influence of a project (“Focus Area”), and assess the potential positive and negative consequences of project development to assist in the development of mitigation measures and the formation of social investment plans. To Almaden’s knowledge, this is the first time a formal EVIS has been completed in the minerals industry in Mexico, and as such reflects the Company’s commitment to best national and international standards in Ixtaca project development.

The EVIS and subsequent work on the development of a Social Investment Plan were conducted according to Mexican and international standards such as the Guiding Principles on Business and Human Rights, the Equator Principles, and the OECD Guidelines for Multinational Enterprises and Due Diligence Guidance for Meaningful Stakeholder Engagement in the Extractive Sector.

Fieldwork for the EVIS was conducted by an interdisciplinary group of nine anthropologists, ethnologists and sociologists graduated from various universities, who lived in community homes within the Ixtaca Focus Area during the study to allow for ethnographic immersion and an appreciation for the local customs and way of life. This third-party consultation sought voluntary participation from broad, diverse population groups, with specific attention to approximately one thousand persons in the Focus Area.

This extensive consultation resulted in changes to some elements of the mine design, including the planned construction of a permanent water reservoir to serve the local area long after mine closure, and the shift to dry-stack filtered waste management. The Company looks forward to advancing further elements of the community Social Investment Plan as mine permitting and construction advance.

Economic Contributions

The Study anticipates that approximately 600 direct jobs will be created during the peak of construction, and 420 jobs will be generated during operations. Assuming base case metal prices, under this Study Ixtaca is anticipated to generate approximately US$130 million in Federal taxes, US$50 million in State taxes and US$30 million in Municipal taxes.

11

Closure and Reclamation

Mine waste areas will be reclaimed and re-vegetated at the end of mining activity. At closure, all buildings will be removed and remaining facilities, except for the water storage dam (WSD), will be reclaimed and re-vegetated. The WSD and the availability of this water to the local communities will remain after closure.

Opportunities

Several opportunities excluded from the base case economics have been identified in the Study.

•	Results from the ore sorting tests identified several opportunities to increase the ore sort efficiency and could result in a further increase in mill feed grades. These opportunities will be investigated with future test work.

•	Gold extraction recoveries in the minor black shale unit are currently impeded by the presence of carbonaceous material. Recent test work including carbon pre-flotation and ultra-fine gravity separation has demonstrated that the carbon can be liberated and removed with a significant improvement in gold recovery. This test work is ongoing and is expected to improve the black shale gold recovery.

•	Test work carried out on Ixtaca limestone waste rock samples concluded that Ixtaca limestone waste rock is suitable for many types of concrete use and other applications such as shotcrete, subgrade, asphalt aggregate or railroad ballast with little effort and processing. Concrete produced with tests on Ixtaca limestone aggregate performed very well, achieving the 28-day design compressive strength of 30 MPa already at 7 days, and more than 40 MPa at 28 and 56 days.

Ixtaca is connected by 60 km of paved road to the industrial city Apizaco, 120 km of paved road to the state capital of Puebla, and 170 km of paved road to Mexico City.

The sale of limestone ore sort rejects (a waste product) as an aggregate presents a very significant potential source of revenue to the project at no additional capital or operating cost to the project. There is also potential to sell some of the ROM waste rock as an aggregate.

•	Fine aggregate from crushing and grinding operations is also expected to perform in a similar way to the coarse aggregate. Chemical analysis of the fine aggregate indicates that it is also suitable as a raw material for the production of lime cement or Portland cement if properly processed and blended with suitable silica aluminates.

Next Engineering and Development Steps

The Company is pursuing the optimization opportunities noted above and has submitted its environmental permit application to Mexican authorities.

A NI 43-101 technical report for this Study was filed on SEDAR on January 24, 2019.

Qualified Persons, Sample Preparation, Analyses, Quality Control and Assurance

The independent qualified persons responsible for preparing the Study are: Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of MMTS; Edward Wellman PE, PG, CEG and Clara Balasko, P.E. of SRK; Kris Raffle, P.Geo. of APEX Geoscience Ltd.; and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd.; all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101").

The analyses used in the preparation of the mineral resource statement were carried out at ALS Chemex Laboratories of North Vancouver (“ALS”) using industry standard analytical techniques. All strongly altered or epithermal-mineralized intervals of core have been sampled. Almaden employs a maximum sample length of 2 to 3m in unmineralized lithologies, and a maximum sample length of 1m in mineralized lithologies. During the years 2010 and 2011, Almaden employed a minimum sample length of 20cm. The minimum sample length was increased to 50cm from 2012 onwards to ensure the availability of sufficient material for replicate analysis. Drill core is half-sawn using industry standard diamond core saws. After cutting, half the core is placed in a new plastic sample bag and half is placed back in the core box. Sample numbers are written on the outside of the sample bags and a numbered tag placed inside the bag. Sample bags are sealed using a plastic cable tie. Sample numbers are checked against the numbers on the core box and the sample book.

12

ALS sends its own trucks to the Ixtaca project to take custody of the samples at the Santa Maria core facility and transports them to its sample preparation facility in Guadalajara or Zacatecas, Mexico. Prepared sample pulps are then forwarded by ALS personnel to the ALS North Vancouver, British Columbia laboratory, which is ISO/IEC 17025:2017 and ISO 9001: 2015 certified, for analysis.

For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of blank, field duplicate and certified standard analyses.  All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses.  No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses.

The mineral resource estimate referenced in this document was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101.

Exploration Opportunities

The Ixtaca deposit is one of several exploration targets on the Company’s mineral claims, which cover an area of high level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project. Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.

The potential quantity and grade of these exploration targets is conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource. The potential quantity and grade of these exploration targets has not been used in this Study.

Outlook

Almaden has sufficient cash on hand to conduct its anticipated work program for the next fiscal year at Ixtaca. Continuing work on Ixtaca will be focused on the environmental permit application, project financing discussions, and advanced engineering.

13

RISKS AND UNCERTAINTIES

Below are some of the risks and uncertainties that the Company faces. For a full list of risk factors, please refer to the Company’s Form 20-F for the year ended December 31, 2018, as filed on SEDAR on March 14, 2019, under the heading “Annual Information Form”.

Industry

The Company is engaged in the exploration and development of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered, developed and economically produced. Few exploration projects result in the discovery of commercially mineable ore deposits. If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners or to finance development of its projects. The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates

The estimation of resources and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of resources recovered and rates of production will not be less than anticipated in the Study, the Mineral Resource Estimate, the Mineral Reserve Estimate, or otherwise.

The prices of gold, silver and other metals

The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities.

The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its production thus being more dependent on demand for the main mine product than supply and demand for silver. The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. Additional capital would be required to continue with advancement and development of its properties. The sources of funds currently available to the Company are equity capital or the offering of an interest in its projects to another party. The Company believes it currently has sufficient financial resources to undertake all of its currently planned programs.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/MXN exchange rates, can impact cash flows. The exchange rates have varied substantially over time. Most of the Company’s expenses in Mexico are denominated in U.S. Dollars and MXN. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rate fluctuation.

14

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation-related conditions. Reclamation requirements are designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. The Company is subject to such requirements in connection with its activities at Ixtaca. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on the Company’s financial resources.

There can also be no assurance that closure estimates prove to be accurate. The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and the Company’s assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed by the Company. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. These factors may affect both the Company’s ability to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it currently has an interest or in respect of which it has obtained exploration and development rights to date. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and Canada.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the exploration and development of Ixtaca.

15

Political, economic and social environment

The Company’s mineral properties may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on the Company’s results of operations and financial condition. Areas in which the Company holds or may acquire properties may experience local political unrest and disruption which could potentially affect the Company’s projects or interests. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect the Company’s property interests or restrict its operations. The Company’s mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments may adopt substantially different policies, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Mexico may adversely affect the Company’s business.

The Company’s relationship with communities in which it operates is critical to the development of the Ixtaca project. Local communities may be influenced by external entities, groups or organizations opposed to mining activities. In recent years, anti-mining NGO activity in Mexico has increased. These NGOs have taken such actions as road closures, work stoppages and law suits for damages. These actions relate not only to current activities but often in respect to the mining activities by prior owners of mining properties. Such actions by NGOs may have a material adverse effect on the Company’s operations at the Ixtaca project and on its financial position, cash flow and results of operations.

Risks related to International Labour Organization (“ILO”) Convention 169 Compliance

The Company may, or may in the future, operate in areas presently or previously inhabited or used by indigenous peoples. As a result, the Company’s operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects.

ILO Convention 169 has been ratified by Mexico. It is possible however that Mexico may not (i) have implemented procedures to ensure their compliance with ILO Convention 169 or (ii) have complied with the requirements of ILO Convention 169 despite implementing such procedures.

Government compliance with ILO Convention 169 can result in delays and significant additional expenses to the Company arising from the consultation process with indigenous peoples in relation to the Company’s exploration, mining or development projects. Moreover, any actual or perceived past contraventions, or potential future actual or perceived contraventions, of ILO Convention 169 by ratifying governments in the countries in which the Company operates create a risk that the permits, rights, approvals, and other governmental authorizations that the Company has relied upon, or may in the future rely upon, to carry out its operations or plans in such countries could be challenged by or on behalf of indigenous peoples in such countries.

Such challenges may result in, without limitation, additional expenses with respect to the Company’s operations, the suspension, revocation or amendment of the Company’s rights or mining, environmental or export permits, a delay or stoppage of the Company’s development, exploration or mining operations, the refusal by governmental authorities to grant new permits or approvals required for the Company’s continuing operations until the settlement of such challenges, or the requirement for the responsible government to undertake the requisite consultation process in accordance with ILO Convention 169.

16

As a result of the inherent uncertainty in respect of such proceedings, the Company is unable to predict what the results of any such challenges would be; however, any ILO Convention 169 proceedings relating to the Company’s operations in Mexico may have a material adverse effect on the business, operations, and financial condition of the Company.

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

The Company may be subject to legal proceedings that arise in the ordinary course of business

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. The litigation process could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. There can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

There is a risk that title to the mining concessions, the surface rights and access rights comprising Ixtaca and the necessary infrastructure, may be deficient or subject to dispute. The procurement or enforcement of such rights can be costly and time consuming. In areas where there are local populations or land owners, it may be necessary, as a practical matter, to negotiate surface access. Despite having the legal right to access the surface and carry on construction and mining activities, the Company may not be able to negotiate satisfactory agreements with existing landowners/occupiers for such access, and therefore it may be unable to carry out activities as planned. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdictions, which may delay or impact mining activities as planned.

There is also a risk that the Company’s exploration, development and mining authorizations and surface rights may be challenged or impugned by third parties. In addition, there is a risk that the Company will not be able to renew some or all its licenses in the future. Inability to renew a license could result in the loss of any project located within that license.

17

Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. Likewise, any debt, royalty, or streaming transaction would result in dilution, possibly substantial, to existing shareholders’ exposure to the potential cash flows generated from the Company’s projects.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At May 13, 2019, there were 10,032,000 stock options and 11,407,199 Warrants (including 498,595 finders’ warrants) outstanding. Directors and officers hold 8,087,000 of the options and 1,945,000 are held by employees and consultants of the Company. Directors and officers hold 12,500 of the Warrants.

Trading volume

The relatively low trading volume of the Common Shares reduces the liquidity of an investment in the Common Shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining companies with operations similar to Almaden. Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists. Common indications of impairment, which is often subjective, include but are not limited to, that the right to explore the assets has expired or will soon expire and is not expected to be renewed, that substantive expenditure of further exploration is not planned, or that results are not compelling enough to warrant further exploration by the Company. At March 31, 2019, the Company concluded that no impairment indicators existed with respect to its exploration and evaluation assets and no impairment of exploration and evaluation assets was recognized.

18

SUMMARY OF QUARTERLY RESULTS

The following tables provide selected financial information for the Company’s eight most recently completed fiscal quarters, stated in Canadian dollars in accordance with IFRS:

	Quarter Ended Mar 31, 2019 ($)	Quarter Ended Dec 31, 2018 ($)	Quarter Ended Sep 30, 2018 ($)	Quarter Ended Jun 30, 2018 ($)
Revenue	Nil	Nil	Nil	Nil
Other income	231,073	428,422	216,268	269,376
Comprehensive loss	(947,799)	(823,501)	(631,041)	(1,174,705)
Basic & diluted net income (loss) per share	(0.01)	(0.01)	(0.00)	(0.01)
Total assets	73,042,598	73,928,394	74,384,213	75,353,555
Total long term liabilities	1,727,561	1,434,882	1,434,882	1,434,882
Cash dividends declared	Nil	Nil	Nil	Nil

	Quarter Ended Mar 31, 2018 ($)	Quarter Ended Dec 31, 2017 ($)	Quarter Ended Sep 30, 2017 ($)	Quarter Ended Jun 30, 2017 ($)
Revenue	Nil	Nil	Nil	Nil
Other income	276,002	226,382	63,460	46,335
Comprehensive loss	(882,420)	(1,450,011)	(1,460,764)	(820,337)
Basic & diluted net income (loss) per share	(0.01)	(0.01)	(0.01)	(0.01)
Total assets	66,485,105	66,803,196	65,633,341	66,048,790
Total long term liabilities	1,434,882	1,434,882	1,434,882	1,434,882
Cash dividends declared	Nil	Nil	Nil	Nil

Quarterly variances in other income are dependent on the interest income earned from various levels of cash balances and cost recoveries from administrative services earned from Azucar Minerals Ltd. (“Azucar”) and Almadex. The main changes in comprehensive loss include share-based payments relating to the fair values of stock options granted, salaries and benefits relating to the new hires due to increased development stage activities, and foreign exchange gain (loss) from foreign exchange rate fluctuations as discussed in Review of Operations and Financial Results section below.

Review of Operations and Financial Results

Results of Operations for the three months ended March 31, 2019 compared to the three months ended March 31, 2018

For the three months ended March 31, 2019, the Company recorded a comprehensive loss of $947,799, or $0.01 per common share, compared to a comprehensive loss of $882,420, or $0.01 per common share, for the three months ended March 31, 2018. The increase in comprehensive loss of $65,379 was primarily a result of a $158,250 decrease in share-based payments, offset by $88,203 increase in salaries and benefits.

Because the Company is an exploration company, it has no revenue from mining operations. Other income of $231,073 (2018 - $276,002) during the quarter ended March 31, 2019 consisted primarily of interest income of $10,866 (2018 - $31,979) and income from administrative services fees earned from Azucar of $151,914 (2018 - $111,482), and from Almadex of $76,522 (2018 - $nil). The Company has an administrative services agreement with these two companies whereby overhead and salaries expenses are proportionally allocated as described under the heading “Transactions with Related Parties”.

19

Operating expenses were $1,178,872 during the three months ended March 31, 2019 (2018 - $1,158,422). Certain operating expenses were reported on a gross basis and recovered through other income from the administrative services agreements with Azucar and Almadex. The increase in operating expenses of $20,450 is mainly the result of a decrease in share-based payments relating to lower share price in calculating the fair value from stock options granted of $158,250 partially offset by increase of salaries and benefits of $88,203 due to new hires, an increase in professional fees of $20,259 in legal expenses due to more activities in corporate affairs during the current quarter and travel expenses of $23,359 from site visits to the Ixtaca project.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2019, the Company had working capital of $2,927,460, including cash and cash equivalents of $3,359,899, compared to working capital of $11,849,309, including cash and cash equivalents of $12,270,897 at March 31, 2018. The decrease in working capital of $8,921,849 is mainly due to the cash expenditures during 2018 on mill mobilization expenses and option payments on the Rock Creek mill recorded in the property, plant and equipment.

The Company has a deferred income tax liability in the amount of $1,434,882. The deferred income tax liability relates to the Mexican income tax and Special Mining Duty associated with the Ixtaca project.

Management believes that the Company’s cash resources are sufficient to meet its working capital and plan for its development activities for its next fiscal year.

Three months ended March 31, 2019

Net cash used in operating activities during the three months ended March 31, 2019 was $872,701 (2018 - $594,635, after adjusting for non-cash activities.

Net cash used in investing activities during the three months ended March 31, 2019 was $828,408 (2018 - $3,469,002). Significant items include exploration and evaluation assets of $827,824 (2018 - $1,917,323) mainly to complete the feasibility study.

Net cash used in financing activities during the three months ended March 31, 2019 was $19,572 as a result of Lease payments (2018 - $Nil).

Management estimates that the current cash position and potential future cash flows will be sufficient for the Company to carry out its business plans for the upcoming year.

20

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As of date of this MD&A, there were 111,726,719 common shares issued and outstanding and 133,165,918 common shares outstanding on a diluted basis. The Company had the following common shares outstanding as at the dates indicated:

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2017	102,199,625	$118,054,463
December 31, 2018	111,726,719	$127,022,366
May 13, 2019	111,726,719	$127,022,366

Share Issuances during Fiscal 2019

The Company has no share issuances as at March 31, 2019.

Warrants

The following table summarizes information about warrants outstanding at May 13, 2019:

	Exercise	December 31,				May 13,
Expiry date	price	2018	Issued	Exercised	Expired	2019
June 1, 2019	$2.00	295,734	-	-	-	295,734
August 7, 2019	$2.00	1,259,704	-	-	-	1,259,704
August 7, 2019	$1.35	10,411	-	-	-	10,411
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
June 7, 2020	$1.35	192,450	-	-	-	192,450
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
Warrants outstanding and exercisable		11,407,199	-	-	-	11,407,199
Weighted average exercise price		$ 1.91	-	-	-	$ 1.91

The table in Note 8(c) to the Company’s audited annual consolidated financial statements for the year ended December 31, 2018 summarizes information about warrants outstanding as at December 31, 2018.

Stock Options

The Company grants directors, officers, employees and contractors options to purchase common shares under its stock option plan. This plan and its terms, as well as options outstanding as at December 31, 2018, are detailed in Note 8(d) to the Company’s audited annual consolidated financial statements for the year ended December 31, 2018.

The following table summarizes information about stock options outstanding at May 13, 2019.

21

Expiry date	Exercise price	December 31, 2018	Granted	Exercised	Expired	May 13, 2019
January 2, 2019	$ 1.04	375,000	-	-	(375,000)	-
March 17, 2019	$ 1.35	207,000	-	-	(207,000)	-
May 4, 2019	$ 1.99	175,000	-	-	(175,000)	-
May 19, 2019	$ 1.84	75,000	-	-	-	75,000
June 12, 2019	$ 1.89	75,000	-	-	-	75,000
July 2, 2019	$ 1.32	150,000	-	-	-	150,000
July 2, 2019	$ 1.19	60,000	-	-	-	60,000
July 2, 2019	$ 1.34	1,427,000	-	-	-	1,427,000
September 19, 2019	$ 1.40	1,160,000	-	-	-	1,160,000
April 10, 2020	$ 1.03	90,000	-	-	-	90,000
April 30, 2020	$ 1.53	500,000	-	-	-	500,000
April 30, 2020	$ 1.14	100,000	-	-	-	100,000
April 30, 2020	$ 1.04	100,000	-	-	-	100,000
June 8, 2020	$ 0.98	2,180,000	-	-	-	2,180,000
September 30, 2020	$ 1.25	1,095,000	-	-	-	1,095,000
September 30, 2020	$ 0.83	106,000	-	-	-	106,000
September 30, 2020	$ 0.79	170,000	-	-	-	170,000
December 13, 2020	$ 0.86	762,000	-	-	-	762,000
February 7, 2021	$ 1.11	300,000	-	-	-	300,000
February 7, 2021	$ 0.84	-	425,000	-	-	425,000
March 29, 2021	$ 1.08	400,000	-	-	-	400,000
March 29, 2021	$ 0.90	-	100,000	-	-	100,000
May 6, 2021	$ 0.69	-	557,000	-	-	557,000
December 12, 2021	$ 1.00	200,000	-	-	-	200,000
Options outstanding and exercisable		9,707,000	1,082,000	-	(757,000)	10,032,000
Weighted average
exercise price		$ 1.19	$ 0.77	-	$ 1.34	$1.13

ENVIRONMENTAL PROVISIONS AND POTENTIAL ENVIRONMENTAL CONTINGENCY

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL COMMITMENTS

The Company has entered into operating leases for office premises effective April 1, 2017 through March 31, 2022. As at March 31, 2019, the remaining payments for the operating leases are due as follows:

	2019	2020	2021	2022	2023	Total

Office leases	$ 134,779	$ 191,512	$ 192,336	$ 48,084	$ -	$ 566,711

22

TRANSACTIONS WITH RELATED PARTIES

(a)    Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer, Vice President Operations & Projects, and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar and Almadex (Note 9(b) of the March 31, 2019 condensed consolidated interim financial statements) was as follows:

Three months ended March 31, 2019	Fees	Share-based Payments	Total

Chairman	$ 24,000	$ -	$ 24,000
President & CEO	33,500	77,500	111,000
CFO	22,500	15,500	38,000
VP Corporate Development	21,200	-	21,200
VP Operations & Projects	82,757	-	82,757
Directors	70,000	23,250	93,250
	$ 253,957	$ 116,250	$ 370,207

Three months ended March 31, 2018	Fees	Share-based Payments	Total

Chairman	$ 42,000	$ -	$ 42,000
President & CEO	58,625	-	58,625
CFO	39,375	-	39,375
VP Corporate Development	37,100	-	37,100
Directors	70,000	312,000	382,000
	$ 247,100	$ 312,000	$ 559,100

(b)    Administration Services Agreement

Effective August 1, 2015, the Company recovers a portion of expenses from Azucar pursuant to an administrative services agreement between the Company and Azucar.

Effective May 18, 2018, the Company also recovers a portion of expenses from Almadex pursuant to the administrative service agreements between the Company and Almadex.

During the three months ended March 31, 2019, the Company received $151,914 (2018 - $111,482) from Azucar for administrative services fees included in other income and received $76,522 (2018 - $Nil) from Almadex for administrative services fees included in other income.

At March 31, 2019, included in accounts receivable is $137,046 (December 31, 2018 - $170,181) due from Azucar, and $83,751 (December 31, 2018 - $116,268) due from Almadex in relation to expense recoveries.

At March 31, 2019, the Company accrued $18,093 (December 31, 2018 - $37,533) payable to Almadex for drilling equipment rental services in Mexico.

(c)    Other related party transactions

During the three months ended March 31, 2019, the Company employed the Chairman’s daughter for a salary of $10,325 less statutory deductions (2018 - $10,325) for marketing and administrative services provided to the Company.

23

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, accounts receivable, and trade and other payables approximate their carrying values because of the short-term nature of these instruments. Significant assumptions are discussed in Critical Accounting Estimates section of this MD&A.

The Company does not carry any financial instrument at fair value.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk, and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican Peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at March 31, 2019, the Company was exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$ 1,047,603	$ 214,541
Total assets	$ 1,047,603	$ 214,541

Trade and other payables	$ 452,236	$ 1,589
Total liabilities	$ 452,236	$ 1,589

Net assets	$ 595,367	$ 212,952

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $60,000.

A 10% change in the Mexican Peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $21,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivable and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

24

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at March 31, 2019, the Company’s maximum exposure to credit risk was the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no interest-bearing debt.

A 1% change in the interest rate would change the Company’s net loss by $34,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

Management of Capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations for the foreseeable future. The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s approach to the management of capital during the period.

25

Subsequent Events

On May 6, 2019, the Company granted to directors, an officer and a consultant, pursuant to its stock option plan, 557,000 stock options at an exercise price of $0.69 per share expiring on May 6, 2021.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgements about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Actual outcomes may differ from these judgements and estimates. These estimates and assumptions are also affected by management’s application of accounting policies, which is contained in Note 2 (d) of the December 31, 2018 annual consolidated financial statements. The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future, and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

o	the analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators, including the currency in which funds from financing activities are denominated and the currency in which funds are retained;

o	the determination that the carrying amount of the Tuligtic project will be recovered through use rather than sale.

o	the recoverability of accounts receivable which is included in the consolidated statements of financial position;

o	the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;

o	the recoverability of the value of exploration and evaluation assets, which is recorded in the statements of financial position;

o	the provision for income taxes which is included in profit or loss and composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions; and

o	the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

26

In addition to the foregoing, the Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control.

CHANGES IN ACCOUNTING POLICY, INCLUDING INITIAL ADOPTION

Application of new and revised accounting standards effective January 1, 2019

The Company has initially adopted IFRS 16, Leases (“IFRS 16”) from January 1, 2019. A number of other new standards are also effective from January 1, 2019, however, were also deemed to not have a material impact on the Company's financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at March 31, 2019, as required by Canadian securities law. Based on that evaluation, the CEO and the CFO concluded that, as of March 31, 2019, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings), and other reports filed or submitted under Canadian securities laws, were recorded, processed, summarized and reported within the time period specified by those laws, and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

b)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Company’s financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

c)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses annually its internal control over financial reporting; however it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on evaluations of the Company’s internal controls over financial reporting, the CEO and CFO concluded that, as of the end of the period covered by this report, the Company’s internal control over financial reporting was effective and was operating at a reasonable assurance level.

27

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2019 that materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

28

BOARD OF DIRECTORS AND MANAGEMENT

Directors:

Duane Poliquin, P.Eng

Morgan Poliquin, P.Eng, Ph.D

Jack McCleary, P.Geo

Gerald Carlson, Ph.D, P.Eng

Mark T. Brown, CPA, CA

William J. Worrall, Q.C.

Elaine Ellingham, MSc., MBA, P.Geo

Audit Committee members:

Mark T. Brown, CPA, CA

Gerald Carlson, Ph.D, P.Eng

William J. Worrall, Q.C.

Compensation Committee members:

Jack McCleary, P.Geo

Gerald Carlson, Ph.D, P.Eng

William J. Worrall, Q.C.

Mark T. Brown, CPA, CA

Nominating & Corporate Governance Committee members:

Jack McCleary, P.Geo

Gerald Carlson, Ph.D, P.Eng

William J. Worrall, Q.C.

Technical Committee Members:

Duane Poliquin, P.Eng

Morgan Poliquin, P.Eng, Ph.D

Gerald Carlson, Ph.D, P.Eng

Elaine Ellingham, MSc., MBA, P.Geo

Management:

Duane Poliquin, P.Eng – Chairman

Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President

Korm Trieu, CPA, CA – Chief Financial Officer, Corporate Secretary

Douglas McDonald, M.A.Sc, B.Com. – Vice President, Corporate Development

Laurence Morris, B.Sc. – Vice President Operations & Projects

29